NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2009 Third Quarter Results

Calgary, Alberta, October 27, 2009 - CE FRANKLIN LTD. (TSX.CFT, NASDAQ.CFK) reported net income of $0.01 per share (basic) for the third quarter ended September 30, 2009, compared to $0.31 per share earned in the third quarter ended September 30, 2008.

Financial Highlights

(millions of Cdn.$ except per share data)	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
	(unaudited)		(unaudited)

Sales	$ 94.1	$ 149.3	$ 344.0	$ 386.2

Gross profit	17.4	27.8	61.3	73.8
Gross profit - % of sales	0.2%	0.2%	0.2%	0.2%

EBITDA(1)	0.5	9.1	11.7	21.6
EBITDA(1) % of sales	0.0%	0.1%	0.0%	0.1%

Net income	$ 0.2	$ 5.7	$ 6.8	$ 13.0

Per share - basic	$ 0.01	$ 0.31	$ 0.38	$ 0.71
- diluted	$ 0.01	$ 0.31	$ 0.38	$ 0.70

Net working capital (2)	$ 131.1	$ 123.1
Bank operating loan (2)	$ 21.3	$ 20.9

“CE Franklin remained profitable despite depressed oil and gas industry activity levels.  The integration of the oilfield supply competitor acquired June 1, 2009 is complete and the Company will continue to focus on its key strategic initiatives,” said Michael West, President and Chief Executive Officer.

Net income for the third quarter of 2009 was $0.2 million, down from $5.7 million in the third quarter of 2008. Third quarter sales were $94.1 million, a decrease of $55.2 million (37%) compared to the third quarter of 2008 as well completions declined 65% and rig counts declined 56% compared to 2008 levels.   Capital project business for the third quarter comprised 51% of total sales (2008 – 58%), and decreased $38.2 million (44%) from the prior year period due to declines in conventional oilfield and oil sands activity. Gross profit for the third quarter was down $10.4 million with gross profit margins consistent with the prior year period. Selling, general and administrative expenses decreased by $1.5 million for the quarter compared to the prior year period. Excluding the $0.8 million ($0.2 million after tax) cost associated with the implementation of a cash settlement mechanism for the Company’s stock option program in the third quarter and $0.7 million of costs associated with the integration of the second quarter acquisition of an oilfield supply competitor (“the Acquired Business”), selling, general and administrative costs decreased by $3.0 million (16%) compared to the prior year period as compensation, selling and marketing costs have been managed to a lower level in response to the reduced oil and gas industry activity levels. The Acquired Business expanded the Company’s store network from 44 to 50 locations adding $14 million of sales and $0.8 million of net income to the third quarter. The weighted average number of shares outstanding during the third quarter decreased by 0.6 million shares (3%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company’s normal course issuer bid. Net income per share (basic) was $0.01 in the third quarter of 2009, down $0.30 from that earned in the third quarter 2008.

Net income for the first nine months of 2009 was $6.8 million, down $6.2 million from the first nine months of 2008. Sales were $344.0 million, a decrease of $42.2 million (11%) compared to the first nine months of 2008.   Capital project business for the first nine months of 2009 comprised 58% of total sales (2008 – 56%), and decreased $17.2 million (8%) from the prior year period due to decreased conventional oilfield sales offset partially by increased oil sands sales. Gross profit for the first nine months was down $12.5 million with margins reducing by 1.3% from the prior year period. The decrease is a result of the increase in lower margin oil sands sales and increased competitive pressure. Selling, general and administrative expenses decreased by $2.5 million for the first nine months compared to the prior year period as compensation, selling and marketing costs have been managed to a lower level in response to the reduced oil and gas industry activity levels offset by increased costs associated with the expansion of the Company’s store network resulting from the Acquired Business. Costs to complete the integration of the Acquired Business were $1.5 million. The weighted average number of shares outstanding during the first nine months of the year decreased by 0.5 million shares (3%) from the prior year period principally due to shares purchased in 2009 for cancellation pursuant to the Company’s normal course issuer bid. Net income per share (basic) was $0.38 in the first nine months of 2009, down $0.33 (46%) from the first nine months of 2008.

Business Outlook

Natural gas prices continued to deteriorate during the third quarter with North American production capacity and inventory levels dominating demand.  The only significant gas capital expenditure activities are focused on the emerging shale gas plays in north eastern British Columbia.  Conventional and heavy oil economics are reasonable at current price levels leading to moderate activity in eastern Alberta and south eastern Saskatchewan.  Conventional oil and gas industry activity in western Canada, as measured by well completions and the average drilling rig count, is down approximately 60% from the prior year period.  These trends are expected to continue to subdue demand for the Company’s products for the balance of 2009 and into 2010.  Oil sands project announcements are beginning to gain momentum with the recovery in oil prices and capital markets. Approximately 60% of the Company’s sales are driven by our customers’ capital project expenditures.

The oilfield supply industry continues to struggle with too much inventory complicated by declining revenues.  Competitor pricing is erratic, particularly with tubular and line pipe products and is expected to continue to pressure the company’s gross profit margins.

For the balance of 2009 and into 2010, sales levels and sales margins are expected to decline compared to 2008.  The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategy initiatives.  Over the medium to longer term, the Company is confident its strong financial and competitive position will enable profitable growth of its distribution network by expanding product lines, supplier relationships and capability to service additional oil and gas and industrial end use markets.

(1)

EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net income is provided within the Company’s Management Discussion and Analysis. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)

Net working capital is defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan.  Net working capital and Bank operating loan are as at quarter end.

Additional Information

Additional information relating to CE Franklin, including its third quarter 2009 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.

Conference Call and Webcast Information

A conference call to review the 2009 third quarter results, which is open to the public, will be held on Wednesday, October 28, 2009 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-416-644-3423 in Toronto or dialing 1-800-589-8577 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-640-1917 in Toronto or dialing 1-877-289-8525 and entering the Passcode of 4169372 followed by the pound sign and may be accessed until midnight Wednesday, November 11, 2009.

The call will also be webcast live at:  http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2830960 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, midstream, refining, heavy oil, petrochemical and non oilfield related industries such as forestry and mining.  These products are distributed through its 50 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com